# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0001493152-25-017495
Filed by CIK 0002071769
Persons authorized to receive notices and communications: Chi Kong (Adrian) Cheng, c/o Aurion Prime Holding Limited, 250 Park Avenue, 7th Floor, New York, New York (NY), 10177, (646) 481-5184

## Reporting persons
- Aurion Prime Holdings Limited (CIK 0002071769): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 713,250,926; sole dispositive power 0; shared dispositive power 713,250,926; aggregate amount beneficially owned 713,250,926 (34.8% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of the Issuer's common stock outstanding as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.
- Almad Development Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 713,250,926; sole dispositive power 0; shared dispositive power 713,250,926; aggregate amount beneficially owned 713,250,926 (34.8% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of the Issuer's common stock outstanding as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.
- Almad Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 713,250,926; sole dispositive power 0; shared dispositive power 713,250,926; aggregate amount beneficially owned 713,250,926 (34.8% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of the Issuer's common stock outstanding as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.
- Chi Kong (Adrian) Cheng (CIK 0001844919): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 713,250,926; sole dispositive power 0; shared dispositive power 713,250,926; aggregate amount beneficially owned 713,250,926 (34.8% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of the Issuer's common stock outstanding as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Comment:
The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the undersigned on October 8, 2025 (the "Schedule 13D"). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The information in Item 4 is incorporated herein by reference. The Loan to JAKOTA Capital AG ("JAKOTA") was funded with the working capital of Aurion Prime Holdings Limited ("Aurion").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On October 28, 2025, Aurion and JAKOTA entered into a Convertible Loan Agreement (the "Loan Agreement"), pursuant to which JAKOTA borrowed $2,644,311.24 (the "Loan") from Aurion. Under the Loan Agreement, the Loan was to be repaid in full through the transfer of an aggregate of 213,250,926 shares of common stock (the "Shares") of the Issuer from JAKOTA to Aurion on or before March 8, 2026 (the "Maturity Date"). Additionally, pursuant to the Loan Agreement, JAKOTA undertook to exercise any voting rights or consent rights relating to the Shares strictly in accordance with the written instructions of Aurion until the Maturity Date.

On March 4, 2026, pursuant to the Loan Agreement, JAKOTA delivered the Shares to Aurion in full repayment of the loan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the close of business on March 6, 2026:

1. Aurion (a) Amount beneficially owned: 713,250,926*

2. ADHL (a) Amount beneficially owned: 713,250,926*

3. AGL (a) Amount beneficially owned: 713,250,926 *

4. Mr. Cheng (a) Amount beneficially owned: 713,250,926 *
Number of shares as to which each person has sole or shared power to vote or dispose:
The percentages used herein are calculated based upon 2,049,621,210 shares of Issuer Common Stock issued and outstanding as of February 13, 2026. As of the close of business on March 6, 2026:

1. Aurion (b) Percent of class: 34.8%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 713,250,926* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 713,250,926*

2. ADHL (b) Percent of class: 34.8%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 713,250,926* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 713,250,926*

3. AGL (b) Percent of class: 34.8%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 713,250,926* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 713,250,926*

4. Mr. Cheng (b) Percent of class: 34.8%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 713,250,926* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 713,250,926* *Each Reporting Person disclaims beneficial ownership of these shares except to the extent of such person's pecuniary interest therein.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Amendment No. 1 and the Schedule 13D, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 4 Convertible Loan Agreement, dated October 28, 2025, by and between Aurion Prime Holdings Limited and JAKOTA Capital AG.

## Signatures
- Aurion Prime Holdings Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (03/06/2026)
- Almad Development Holdings Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (03/06/2026)
- Almad Group Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (03/06/2026)
- Chi Kong (Adrian) Cheng: /s/ Chi Kong (Adrian) Cheng, CHI KONG (ADRIAN) CHENG (03/06/2026)